Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Infinity Augmented Reality, Inc. and its Subsidiary (formerly known as Absolute Life Solutions, Inc. and its Subsidiary) (a Development Stage Company) (the “Company”) on Form S-8 of our report dated December 23, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Infinity Augmented Reality, Inc. and its Subsidiary (formerly known as Absolute Life Solutions, Inc. and its Subsidiary) (a Development Stage Company) as of August 31, 2013 and 2012, for the years ended August 31, 2013 and 2012, and for the period from November 15, 2012 to August 31, 2013, appearing in the Annual Report on Form 10-K of  Infinity Augmented Reality, Inc. for the year ended August 31, 2013.

/s/ Marcum llp
Marcum llp
New York, NY
May 22, 2014